Exhibit 99.2

BTC Digital Ltd. Announces Closing of Private Placement Financing of up to $28 Million, Accelerating the Expansion of Its AI Computing Business

Approximately US$7 million in upfront proceeds received; financing funds the phased build-out of an 8MW AI computing center in Georgia, U.S., advancing its strategic transition toward AI computing infrastructure.

SINGAPORE, JUNE 29, 2026 (PRNEWSWIRE) -- BTC Digital Ltd. (the “Company”) (NASDAQ: BTCT), a Nasdaq-listed digital computing infrastructure company, today announced the closing of its previously announced private placement financing to institutional investors, marking the official launch of its 8 megawatt (“MW”) artificial intelligence (“AI”) computing center in Georgia, U.S. The financing delivered approximately US$7.0 million in upfront aggregate gross proceeds and, together with the related warrants sold in the financing, represents aggregate potential gross proceeds of up to approximately US$28 million. The Company intends to deploy this capital directly toward accelerating its transition from cryptocurrency mining to AI computing infrastructure.

Mr. Siguang Peng, Chief Executive Officer of BTC Digital Ltd., commented, “This financing will enable us to convert the scarce resources already in our hands, locked-in power and owned sites, into revenue-generating AI computing as quickly as possible. It is a pragmatic growth path we can keep validating step by step.”

Use of Proceeds

The approximately US$7 million raised in this financing is intended to fund the first phase of construction at the Georgia site, including liquid-cooling and power-supply equipment, retrofitting of existing facilities, and formation of a data center operations team. The Company expects to bring part of the first-phase capacity into operation within approximately six months and to begin generating AI computing hosting revenue after it signs its first anchor tenant. Subsequent phases are expected to proceed in line with tenant demand, operating performance, and future financing, with the goal of scaling the site to approximately 20MW (a total site load of approximately 25MW).

Strategic Rationale and Advantages of the Georgia Site

Under a wholesale colocation model, the Company supplies power, data center space, networking, and operations and maintenance, billing recurring rent per kilowatt each month, while customers bring their own GPUs and bear the related hardware costs and depreciation risk.

The Georgia site offers clear structural advantages: a total site load of 25MW, of which 20MW is approved and backed by a dedicated substation; 62 acres of owned land with no ground rent; and a completed steel building that lets equipment be deployed indoors immediately, with no new facility to construct.

With AI computing demand surging and power now the industry’s primary bottleneck, the Company believes its locked-in, low-cost power and owned sites position it to capture that demand at attractive economics. The Company’s actual use of proceeds may vary from the current intentions and will depend on a number of factors, including market conditions, strategic opportunities, competitive dynamics, regulatory developments and the Company’s financial performance. No assurance can be given that any of the warrants will be exercised to provide the Company with additional potential gross proceeds. Furthermore, there can be no assurance that the Company will be able to deploy the proceeds as currently intended or achieve its strategic objectives.

The Offering

The offering consisted of the sale of 6,140,350 Common Units (or Pre-Funded Units), each consisting of (i) one (1) Ordinary Share or one (1) Pre-Funded Warrant and (ii) two (2) PIPE Common Warrants to purchase one (1) Ordinary Share per warrant at an exercise price of $1.71. The price per Common Unit was $1.14 (or $1.13999 for each Pre-Funded Unit, which is equal to the offering price per Common Unit sold in the offering minus an exercise price of $0.00001 per Pre-Funded Warrant). The Pre-Funded Warrants are immediately exercisable and may be exercised at any time until exercised in full. For each Pre-Funded Unit sold in the offering, the number of Common Units in the offering will be decreased on a one-for-one basis. The initial exercise price of each Common Warrant is $1.71 per Ordinary Share. The Common Warrants are exercisable immediately and expire 60 months after the initial issuance date. The exercise price and number of shares issuable under the Common Warrants are subject to adjustment as described in more detail in the report on Form 6-K filed in connection with the offering.

Gross proceeds to the Company were approximately $7.0 million. The potential additional gross proceeds to the Company from the Common Warrants, if fully-exercised on a cash basis, will be approximately $21 million. No assurance can be given that any of the warrants will be exercised. The transaction closed on June 29, 2026. The Company expects to use the net proceeds from the offering, together with its existing cash, for general corporate purposes and working capital.

Aegis Capital Corp. acted as exclusive placement agent for the private placement. VCL Law LLP acted as U.S. counsel to the Company. Kaufman & Canoles, P.C. acted as U.S. counsel to Aegis Capital Corp.

The securities described above were sold in a private placement transaction not involving a public offering and have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or applicable state securities laws. Accordingly, the securities may not be reoffered or resold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws. The securities were offered only to accredited investors. Pursuant to a registration rights agreement with the investors, the Company has agreed to file one or more registration statements with the SEC covering the resale of the Ordinary Shares and the Shares issuable upon exercise of the pre-funded warrants and warrants.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About BTC Digital Ltd.

BTC Digital Ltd. is a digital computing infrastructure company with operations and strategic initiatives in blockchain infrastructure and AI computing infrastructure. The Company is currently engaged in businesses including cryptocurrency mining, mining farm construction, data center operation, and related business activities, while it is also advancing the development of AI computing infrastructure and related services in North America.

Forward-Looking Statements

The foregoing material may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Forward-looking statements include all statements that do not relate solely to historical or current facts, including without limitation statements regarding the Company’s product development and business prospects, and can be identified by the use of words such as “may,” “will,” “expect,” “project,” “estimate,” “anticipate,” “plan,” “believe,” “potential,” “should,” “continue” or the negative versions of those words or other comparable words. Forward-looking statements are not guarantees of future actions, business performance, market opportunities or future financial results. These forward-looking statements are based on information currently available to the Company and its current plans or expectations and are subject to a number of risks and uncertainties that could significantly affect current plans. Should one or more of these risks or uncertainties materialize, or the underlying assumptions prove incorrect, actual results may differ significantly from those anticipated, believed, estimated, expected, intended, or planned. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, performance, or achievements. Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results.

For more information, please visit: https://btct.us/